May 8, 2018

Via EDGAR
John P. Nolan
Senior Assistant Chief Accountant, Office of Financial Services
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	Western Alliance Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2017 Filed February 26, 2018
File No. 001-32550

Dear Mr. Nolan:
This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated April 25, 2018, to Western Alliance Bancorporation (the “Company”) regarding the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2017 (the “Form 10-K”).
This letter sets forth the comment of the Staff in the comment letter followed by the Company’s response. Acronyms and other terms used but not defined herein have the meanings set forth on page 4 of the Form 10-K.
Form 10-K for Fiscal Year Ended December 31, 2017
Item 8. Financial Statements and Supplementary Data
Note 14. Income Taxes, page 123
Staff Comment:
Your net deferred tax assets decreased $89.4 million in 2017 driven by the recognition of deferred tax liabilities of $68.8 million related to deferred income and $35.8 million of insurance premiums offset by an increase in deferred tax asset NOLs of $25.7 million and the recognition of $24.2 million of tax credit carryovers. Additionally, you incurred excise taxes of $9.7 million. Please tell us and enhance future filings to disclose what gave rise to these changes. Refer to ASC 740-10-50.
Company Response:
With respect to the amounts described in Note 14, Income Taxes, the $68.8 million deferred tax liability (“DTL”) and the $9.7 million excise taxes resulted from the deferral of dividends payable by BW Real Estate, Inc., the Company’s real estate investment trust subsidiary, to WAB from 2017 to 2018. The $35.8 million DTL resulted from deductible, actuarially-determined premiums paid by affiliates of the Company to CS Insurance Company, a wholly-owned captive insurance subsidiary of the Company, to insure certain of the affiliates’ previously self-

John P. Nolan
Senior Assistant Chief Accountant, Office of Financial Services
United States Securities and Exchange Commission
May 8, 2018

insured, non-deductible reserves. The deferred dividend and deductible loss reserves resulted in an NOL deferred tax asset (“DTA”) of $25.7 million. The NOL precluded the use of available tax credits in 2017, thus yielding the $24.2 million of tax credit DTAs.
With regard to future filings, we will expand our disclosures to describe what gave rise to these changes as detailed above.
* * * *
If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 952-5476.

Sincerely,
WESTERN ALLIANCE BANCORPORATION
By:	/s/ Dale Gibbons
Name:	Dale Gibbons
Its:	Executive Vice President & Chief Financial Officer

cc:	Hogan Lovells US LLP
Gregory F. Parisi, Esq. (via e-mail: gregory.parisi@hoganlovells.com)